Exhibit 12.1

	Three Months Ended June 30,		Fiscal Year Ended March 31,
	2013		2012		2011		2010		2009
Earnings (1):
Earnings before income taxes	19,914		21,912		16,762		39,297		62,183
Add: Fixed charges	3,729		17,769		18,291		18,480		24,714
Add: Amortization of capitalized interest and FIN 48 Interest	231		(367)		(932)		3,857		5,358
Add: Cash distributions from equity method investments	6,000		23,250		24,500		29,750		33,000
Subtract: Income from equity method investments	(6,468)		(28,528)		(24,233)		(24,157)		(32,426)

Total Earnings	23,406		34,036		34,388		67,227		92,829
Fixed Charges (2):
Interest expense	3,669		17,530		17,995		18,180		24,433
Interest component of rent expense	60		239		296		300		281

Total Fixed Charges	3,729		17,769		18,291		18,480		24,714
Ratio of Earnings to Fixed Charges	6.3	x	1.9	x	1.9	x	3.6	x	3.8	x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.

(2)	Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.